(logo)
  GREAT
FINANCIAL
  BANK         Suite 1900
(logo)         329 West Main Street
               Louisville, KY 40202-4240


February 7, 1997


Re: Management's Assertion Report on Compliance with Minimum Servicing Standards

To the Stockholder:

As of and for the year ended December 31, 1996, Great Financial Bank, FSB has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same year, Great Financial Bank, FSB had in effect a fidelity bond and errors and omissions policy in the amount of $9,000,000.




/s/ Paul M. Baker
Paul M. Baker
Chairman and Chief Executive Officer


/s/ Richard M. Klapheke
Richard M. Klapheke
Executive Vice President
Chief Financial Officer

/s/ Arthur L. Harreld
Arthur L. Harreld
Executive Vice President

/s/ William L. Boue'
William L. Boue'
Senior Vice President - Loan Administration